UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Wheeling-Pittsburgh Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

963142302

(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 768,523

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 768,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 768,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 768,523

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 768,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 768,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 458,821

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 458,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 458,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.07%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 119,010

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 119,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.80%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,424

	8.	Shared Voting Power 119,010

	9.	Sole Dispositive Power 76,424

	10.	Shared Dispositive Power 119,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,434

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.31%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,422,778

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,422,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.53%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Wheeling-Pittsburgh Corporation (the “Company”). The Company’s principal executive offices are located at 1134 Market Street, Wheeling, West Virginia 26003.

Item 2.	Identity and Background

	(a)	This statement is filed by:

(i) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(iii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), which serves as an investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands (“TOF”), with respect to the shares of Common Stock directly owned by TOF;

(iv) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(v) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it and by TCP; and

(vi) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TP, TCP, TCM and TOF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The address of the principal business and principal office of each of TP, TM, TOA, TCP and TCM is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)

The principal business of each of TP and TCP is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TOA is serving as an investment manager to TOF. Mr. Gendell serves as the managing member of TCM, TM and TOA.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

Each of TP and TCP is a limited partnership organized under the laws of the State of Delaware. Each of TM, TOA and TCM is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

None of the Reporting Persons has purchased any Common Stock within the past 90 days. Currently, the Reporting Persons own collectively 1,422,778 shares of Common Stock. The net investment cost (including commissions, if any) of all of the shares of Common Stock directly owned collectively by the Reporting Persons is approximately $16,532,453. Neither TM nor TOA directly owns any shares of Common Stock.

Shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin. The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions. All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business. On October 13, 2006, TM delivered a letter to the Company’s Board of Directors expressing its concern with the Board’s strategic alternative review process and the management and direction of the Company. In the letter, TM stated that it strongly believes the best course of action for the Company, absent dramatic enhancements to the two change of control proposals made public to date or a proposal to acquire the Company outright for full and fair value, is to remain independent and immediately begin a search for a new senior executive management team. In that regard, TM stated its willingness to enter into discussions with the Company’s Board of Directors with regard to acting as a standby purchaser for a rights offering of up to $100 million, based on the long term capital needs of the Company. The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to their investment in the Company. Among other alternatives, the Reporting Persons may attempt to seek to modify the composition of the Company’s Board of Directors, may actively oppose or seek to enhance the two change of control proposals made public to date, and may attempt to encourage the Company and third parties to consider other strategic transactions involving the Company. The Reporting Persons may participate in or provide financial support to third parties participating in such strategic transactions. The Reporting Persons may also contact and consult with other stockholders of the Company concerning the Company, its prospects, the Company’s pursuit of strategic transactions to enhance stockholder value, and any or all of the foregoing matters. The Reporting Persons may engage investment bankers, consultants, accountants, attorneys or other advisors to assist them.

In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional shares of common stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of common stock, options or related derivatives now beneficially owned or hereafter acquired by them.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above in this Item 4, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

	A.	Tontine Partners, L.P.

(a) Aggregate number of shares beneficially owned: 768,523.Percentage: 5.15%. The percentages used herein and in the rest of Item 5 are calculated based upon the 14,923,641 shares of Common Stock issued and outstanding as of September 18, 2006, as reflected in the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 4, 2006.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 768,523

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 768,523

(c) None of the Reporting Persons, including TP, entered into any transactions in the Common Stock of the Company within the last sixty days.

(d) TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e) Not applicable.

	B.	Tontine Management, L.L.C.

(a) Aggregate number of shares beneficially owned: 768,523.Percentage: 5.15%.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 768,523

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 768,523

(c) None of the Reporting Persons, including TM, entered into any transactions in the Common Stock of the Company within the last sixty days.

(d) Not applicable.

(e) Not applicable.

C. Tontine Overseas Associates, L.L.C.

(a) Aggregate number of shares beneficially owned: 458,821.Percentage: 3.07%.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 458,821

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 458,821

(c) None of the Reporting Persons, including TOA, entered into any transactions in the Common Stock of the Company within the last sixty days.

(d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company. Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e) Not applicable.

	D.	Tontine Capital Partners, L.P.

(a) Aggregate number of shares beneficially owned: 119,010.Percentage: 0.80%.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 119,010

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 119,010

(c) None of the Reporting Persons, including TCP, entered into any transactions in the Common Stock of the Company within the last sixty days.

(d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e) Not applicable.

	E.	Tontine Capital Management, L.L.C.

(a) Aggregate number of shares beneficially owned: 195,434.Percentage: 1.31%.

(b) 1. Sole power to vote or direct vote: 76,424

2. Shared power to vote or direct vote: 119,010

3. Sole power to dispose or direct the disposition: 76,424

4. Shared power to dispose or direct the disposition: 119,010

(c) None of the Reporting Persons, including TCM, entered into any transactions in the Common Stock of the Company within the last sixty days.

(d) Not applicable.

(e) Not applicable.

	F.	Jeffrey L. Gendell

(a) Aggregate number of shares beneficially owned: 1,422,778.Percentage: 9.53%.

(b) 1. Sole power to vote or direct vote: —0-

2. Shared power to vote or direct vote: 1,422,778

3. Sole power to dispose or direct the disposition: —0-

4. Shared power to dispose or direct the disposition: 1,422,778

(c) None of the Reporting Persons, including Mr. Gendell, entered into any transactions in the Common Stock of the Company within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1. Letter to the Board of Directors of the Company, dated October 13, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2006
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of
Tontine Overseas Associates, L.L.C.

Name/Title